For Immediate Release: NR 12-4

EXETER RESOURCE CORPORATION ANNOUNCES FILING OF AIF AND 40-F

Vancouver, B.C., March 30, 2012 – Exeter Resource Corporation (NYSE-AMEX:XRA, TSX:XRC, Frankfurt:EXB – "Exeter" or the "Company") announces that it has filed its Annual Information Form (AIF), Annual Financial Statements and Management's Discussion and Analysis (MD&A) for the year ended December 31, 2011, with the Canadian Securities Administrators in Canada and its annual report on Form 40-F with the Securities and Exchange Commission in the United States.

Copies of the AIF, Annual Financial Statements and MD&A may be obtained at www.sedar.com and copies of the Company's Form 40-F may be obtained at www.sec.gov.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the exploration and development of the Caspiche project in Chile. The project is situated in the Maricunga gold district, between the Maricunga mine (Kinross Gold Corp.) and the Cerro Casale gold deposit (Barrick Gold Corp. and Kinross Gold Corp.). The discovery represents one of the largest mineral discoveries made in Chile in recent years. Exeter has completed pre-feasibility studies that demonstrate the potential for commercializing this world class discovery. The Company has cash reserves of CDN $66 million and no debt.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION
Bryce Roxburgh
President and CEO

For further information, please contact:
B. Roxburgh, President or
Rob Grey, VP Corporate Communications
Tel: 604.688.9592 Fax: 604.688.9532
Toll-free: 1.888.688.9592

Suite 1660, 999 West Hastings St.
Vancouver, BC Canada V6C 2W2
exeter@exeterresource.com